
September 13, 2022

Laura L. Felice
Chief Financial Officer
BJ's Wholesale Club Holdings, Inc.
25 Research Drive
Westborough, Massachusetts 01581

> **Re: BJ's Wholesale Club Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2022**
> **Filed March 17, 2022**
> **File No. 001-38559**

Dear Ms. Felice:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services